Exhibit 99.2

OCM Denali Holdings, L.L.C.

Statement of Revenues and Direct Operating Expenses

Year Ended December 31, 2023

with Report of Independent Auditors

Exhibit 99.2

Exhibit 99.2
Report of Independent Auditors

To the Management of Diversified Energy Company PLC

Opinion

We have audited the accompanying statement of revenues and direct operating expenses for the natural gas and oil properties of OCM Denali Holdings, LLC (the “OCM Properties”) for the year ended December 31, 2023, including the related notes (collectively referred to as the "statement of revenues and direct operating expenses").

In our opinion, the accompanying statement of revenues and direct operating expenses presents fairly, in all material respects, the revenues and direct operating expenses of the OCM Properties, as described in Note 1, for the year ended December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Statement of Revenues and Direct Operating Expenses section of our report. We are required to be independent of the OCM Properties and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

The accompanying statement of revenues and direct operating expenses was prepared in connection with the acquisition of the OCM Properties by Diversified Energy Company PLC and, as described in Note 1, was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. The statement of revenues and direct operating expenses is not intended to be a complete presentation of the financial position, results of operations or cash flows of the OCM Properties. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Statement of Revenues and Direct Operating Expenses

Management is responsible for the preparation and fair presentation of the statement of revenues and direct operating expenses in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues and direct operating expense that is free from material misstatement, whether due to fraud or error.

In preparing the statement of revenues and direct operating expenses, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the OCM Properties’ ability to continue as a going concern for one year after the date the statement of revenues and direct operating expenses is available to be issued.

Auditors' Responsibilities for the Audit of the Statement of Revenues and Direct Operating Expenses

Our objectives are to obtain reasonable assurance about whether the statement of revenues and direct operating expenses as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the statement of revenues and direct operating expenses.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the statement of revenues and direct operating expenses, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of revenues and direct operating expenses.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the OCM Properties’ internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the statement of revenues and direct operating expenses.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the OCM Properties’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
August 20, 2024

Exhibit 99.2
OCM Denali Holdings, L.L.C.
Statement of Revenues and Direct Operating Expenses

Year Ended
(In thousands)	December 31, 2023
Revenues	$152,521
Direct operating expenses	87,210
Excess of revenues over direct operating expenses	$65,311

See accompanying Notes to the Statement of Revenues and Direct Operating Expenses.

Exhibit 99.2
OCM Denali Holdings, L.L.C. (“Oaktree”)
Notes to Statement of Revenues and Direct Operating Expenses

Note 1 - Basis of Preparation

On June 6, 2024 Diversified Energy Company PLC (the “Company”) acquired Oaktree Capital Management, LP’s 100% membership interest in OCM Denali Holdings, LLC and its subsidiaries (the “Oaktree Transaction”), whose assets predominantly included non-operated working interests in producing wells and related facilities (the “Assets”).

The accompanying Statement of Revenues and Direct Operating Expenses represent the direct undivided interests in the revenues and direct operating expenses associated with the Assets. The Statement of Revenues and Direct Operating Expenses has been derived from the historical financial records related to the Assets. For purposes of this statement, all properties identified in the purchase agreement are included herein. During the period presented, the Assets were not accounted for or operated as a separate entity, subsidiary, segment or division by Oaktree. Accordingly, a complete set of financial statements required by the Securities and Exchange Commission’s Regulation S-X, including a balance sheet and statement of cash flows, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) is not available or practicable to prepare for the Assets. The accompanying Statement of Revenues and Direct Operating Expenses vary from a complete income statement in accordance with U.S. GAAP in that it does not reflect certain expenses incurred in connection with the ownership and operation of the Assets, including but not limited to depreciation, depletion and amortization, impairments, accretion of asset retirement obligations, general and administrative expenses, interest expense and federal and state income taxes. These costs were not separately allocated to the working interests of the Assets in Oaktree’s accounting records. In addition, this Statement of Revenues and Direct Operating Expenses is not indicative of the results of operations for the Assets on a go forward basis.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Commodity revenue is derived from sales of natural gas, NGLs and oil products and is recognized when the customer obtains control of the commodity. This transfer generally occurs when the product is physically transferred into a vessel, pipe, sales meter or other delivery mechanism. This also represents the point at which the single performance obligation is carried out to the customer under contracts for the sale of natural gas, NGLs and oil.

Commodity revenue is recorded based on the volumes accepted each day by customers at the delivery point and is measured using the respective market price index for the applicable commodity plus or minus the applicable basis differential based on the quality of the product.

Direct Operating Expenses

Direct operating expenses are recognized when incurred and consist of the direct expenses of operating the Assets. Direct operating expenses include lease operating expenses, production taxes and gathering, processing and transportation costs. Lease operating expenses include well repair expenses, saltwater disposal costs, facility maintenance expenses, and other field-related expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment and facilities directly related to natural gas and oil production activities.

Use of Estimates

The Statement of Revenues and Direct Operating Expenses is derived from the historical operating statements of Oaktree. U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Revenues and Direct Operating Expenses. Actual results could differ from those estimates. Revenues and direct operating expenses relate to the historical net revenue interest and net working interest, respectively, in the Assets.

Note 3 - Subsequent Events

The Company has evaluated subsequent events through August 20, 2024, the date the Statement of Revenues and Direct Operating Expenses was available to be issued, and has concluded that no events, except as described in Note 1, need to be reported.

Exhibit 99.2
OCM Denali Holdings, L.L.C.
Supplemental Oil and Gas Information (Unaudited)

Natural Gas, Oil and NGL Reserve Quantities

The Company’s petroleum engineers estimated all of Oaktree’s proved reserves as of December 31, 2023.

Proved natural gas, oil, and NGL reserves are those quantities of natural gas, oil, and NGL which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. Based on reserve reporting rules, the price is calculated using the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within the period.

Developed natural gas, oil, and NGL reserves are reserves of any category that can be expected to be recovered through existing wells with existing equipment and operating methods where production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

The information provided below on the Assets' natural gas, oil, and NGL reserves is presented in accordance with regulations prescribed by the Securities and Exchange Commission. These reserve estimates are generally based upon extrapolation of historical production trends, analogy to similar properties, and volumetric calculations. Accordingly, these estimates will change as future information becomes available and as commodity prices change. These changes could be material and could occur in the near term.

Presented below is a summary of change in estimated reserves for the periods presented:

	Natural Gas (MMcf)	NGLs (MBbls)	Oil (MBbls)	Total (MMcfe)
Total proved reserves, beginning of period	555,228	13,352	6,469	674,154
Revisions of previous estimates	(146,142)	(3,737)	(616)	(172,260)
Extensions, discoveries and other additions	3,383	50	83	4,181
Production	(39,539)	(949)	(657)	(49,175)
Purchase of reserves in place	—	—	—	—
Sales of reserves in place	—	—	—	—
Total proved reserves, end of period	372,930	8,716	5,279	456,900
Proved developed reserves
Beginning of period	555,228	13,352	6,469	674,154
End of period	372,930	8,716	5,279	456,900
Proved undeveloped reserves:
Beginning of period	—	—	—	—
End of period	—	—	—	—

Standardized Measure of Discounted Cash Flows

The following summary sets forth the Assets' future net cash flows relating to proved natural gas, oil, and NGL reserves based on the standardized measure as of and for the year ended December 31, 2023:

(In thousands)	December 31, 2023
Future cash inflows	$1,371,293
Future production costs	(725,738)
Future development costs	(174,796)
Future income tax expense	(1,621)
Future net cash flows	469,138
10% annual discount for estimated timing of cash flows	(140,870)
Standardized Measure	$328,268

Exhibit 99.2
(In thousands)	December 31, 2023
Standardized Measure, beginning of year	$1,324,614
Sales and transfers of natural gas and oil produced, net of production costs	(65,311)
Net changes in prices and production costs	(760,888)
Extensions, discoveries, and other additions, net of future production and development costs	5,027
Revisions of previous quantity estimates	(342,713)
Net change in income taxes	1,842
Changes in production rates (timing) and other	32,965
Accretion of discount	132,732
Standardized Measure, end of year	$328,268